NORTHERN MINERALS INC.
                                167 Caulder Drive
                        Oakville, Ontario, Canada L6J 4T2
                    Phone: (905) 248-3277 Fax: (905) 248-3277
                        Email: northernminerals@gmail.com

July 7, 2009

U.S. Securities and Exchange Commission
Mr. Craig H. Arakawa
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re: Northern Minerals Inc.
    Item 4.01 Form 8-K
    Filed July 2, 2009
    File Number:  333-144840

Dear Mr. Arakawa:

We have read and acknowledge the Commissions' comments and we make the following representations:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely yours,


/s/ Damian O'Hara
---------------------------
Damian O'Hara
President & CEO